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                               J.P. MORGAN FUNDS
                        J.P. MORGAN INSTITUTIONAL FUNDS
                           J.P. MORGAN SERIES TRUST
                             AMENDMENT TO BY-LAWS


     Pursuant to Article X of the By-Laws, the Trustees of J.P. Morgan Funds, J.P. Morgan Institutional Funds and J.P. Morgan Series Trust (the "Trusts"), by unanimous vote at a meeting held on September 5, 2001, amended the By-Laws as follows:

     Article IV is amended to read:

     "SECTION 8a.PRESIDENT. The Board may from time to time select from among their number a President. Such President shall have such powers and duties as shall be determined by the Board of Trustees from time to time.
The position of President shall not be an officership of the Trust and such President shall not be considered an officer of the Trust solely by virtue of his or her service as President."